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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12B-25

                                              Commission File Number:  333-32963
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                          NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: February 28, 1998
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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 Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: The notification relates to Exhibit 27.1, the Financial Data Schedule, to the registrant's Form 10-KSB

                        PART I.  REGISTRANT INFORMATION

Full name of registrant Westower Corporation
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Former name if applicable

                                Not applicable
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Address of principal executive office (Street and number)

                             7001 NE 40th Avenue.
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City, State and Zip Code     Vancouver, Washington 98661
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                       PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

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[x]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Since its incorporation in June 1997, Westower Corporation (the "Company") has experienced rapid growth through acquisitions and through expansion of existing lines of business. The Company has not yet added sufficient administrative and financial personnel to keep pace with its rate of growth. Additionally, having gone public in October 1997, the Company's Form 10-KSB filing due May 29, 1998 was its first annual report to be filed with the Commission. During the period leading up to the filing deadline, the Company's financial management was also in the process of negotiating a major acquisition that closed on May 29, 1998, a sale of $15,000,000 in subordinated notes, and a $75,000,000 secured credit facility. The Company's Chief Financial Officer and Treasurer has been out of the office during a large part of this time, traveling within the last month to New York, Boston, Florida, Dallas, and Ontario, Canada, among other places, on Company business. As a result of these other demands on management's time, the Company was unable to provide its auditors with all of the information they requested in a timely manner. As a result, the auditors did not release their opinion letter regarding the Company's year-end financial statements until the afternoon, Eastern Standard Time, on May 29, 1998, the Company's Form 10-KSB filing deadline. Therefore, the Company was unable to incorporate the Financial Data Schedule as an Exhibit to the

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          Form 10-KSB that it attempted to file electronically on May 29, 1998.
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                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Peter Lucas, Chief Financial Officer          (604)               576-4755
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          (Name)                            (Area code)       (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [x] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Westower Corporation
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  June 1, 1998                          By /s/ Peter Lucas
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                                               Peter Lucas,
                                               Chief Financial Officer,
                                               Secretary and Treasurer